EXHIBIT 99.1

TransAlta to Host Annual Meeting of Shareholders and First Quarter 2025 Results Conference Call

CALGARY, Alberta, April 08, 2025 (GLOBE NEWSWIRE) --

2025 Annual Meeting of TransAlta Corporation Shareholders

On Thursday, April 24, 2025, TransAlta Corporation (“TransAlta”) (TSX: TA) (NYSE: TAC) will hold its annual meeting of shareholders at 11:30 a.m. Mountain Time (1:30 p.m. Eastern Time) in a virtual-only meeting format via live audio webcast (https://meetings.400.lumiconnect.com/r/participant/live-meeting/400-164-661-424). The management proxy circular (available at https://transalta.com/investors/results-reporting/) provides detailed information about the business of the meeting and the voting process. TransAlta will only conduct the formal business of the meeting and there will not be a management presentation.

First Quarter 2025 Conference Call

TransAlta will release its first quarter 2025 results before markets open on Wednesday, May 7, 2025. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time).

First Quarter 2025 Conference Call:
Webcast link: https://edge.media-server.com/mmc/p/wzq2tgtc

To access the conference call via telephone, please register ahead of time using the call link: https://register-conf.media-server.com/register/BI49f11ff999b449caa13c201afbb053aa. Once registered, participants will have the option of 1) dialing into the call from their phone (via a personalized PIN); or 2) clicking the “Call Me” option to receive an automated call directly to their phone.

Related materials will be available on the Investor section of TransAlta’s website at https://transalta.com/investors/presentations-and-events/. If you are unable to participate in the call, the replay will be accessible at https://edge.media-server.com/mmc/p/wzq2tgtc. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and Alberta’s largest producer of thermal generation and hydro-electric power. For over 113 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit its website at transalta.com.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com